UNITED STATES	OMB APROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number:3235-0101
Washington, D.C. 20549	Expires:December 31, 2009
Estimated average burden
FORM 144	hours per response............. 2.00

NOTICE OF PROPOSED SALE OF SECURITIES	SEC USE ONLY
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933
DOCUMENT SEQUENCE NO.

CUSIP NUMBER

Work Location

ATTENTION:  Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.

1 (a)NAME OF ISSUER(Please type or print) 1-800-Flowers.com	|	(b) IRS IDENT. NO. 11-3117311	(c) S.E.C. FILE NO. 0-26841
1 (d)ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e)TELEPHONE NO.
One Old Country Rd	Suite 500	Carle Place	NY	11514	AREA CODE 516	NUMBER 237-6000
2(a) NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD William E. Shea	(b) IRS IDENT. NO. ###-##-####	(c) RELATIONSHIP TO ISSUER Officer	(d) ADDRESS STREET One Old Country Rd., Suite 500	CITY Carle Place	STATE NY	ZIP CODE 11514

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	(b)	SEC USE ONLY	(c)	(d)	(e)	(f)	(g)
Title of the Class of Securities To Be Sold	Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number	Number of Shares or Other Units To Be Sold (See instr. 3(c))	Aggregate Market Value (See Instr.3(d))	Number of Shares or Other Units Outstanding (See instr. 3(e))	Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	Name of Each Securities Exchange (See instr. 3(g))
Class A Common Stock	Cantor Fitzgerald & Co. 135 E. 57th Street. NY, NY 10022		20,000	$183,600	62,484,861	June 12, 2007	NASDAQ

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer's I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer's S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer's address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer's telephone number, including area code

2.	(a)	Name of person for whose account the securities are to be sold		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
	(b)	Such person's I.R.S. identification number, if such person is an entity		(f)	Approximate date on which the securities are to be sold
	(c)	Such person's relationship to the issuer (e.g., officer, director, 10%		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person's address, including zip code

SEC 1147 (01-07)
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TABLE I — SECURITIES TO BE SOLD
Furnish  the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:
Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Class A Common Stock	6/12/07	Cashless Exercise	1-800-Flowers.com	20,000	6/12/07	Cashless Exercise

INSTRUCTIONS:
If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given.  If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II — SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Nature and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of "person" in paragraph (a) of Rule 144.  Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition.  In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

June 12, 2007 DATE OF NOTICE	/s/ William E. Shea (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

SEC 1147 (01-04) ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)